Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON AUGUST 15, 2012

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

This Notice and Management Information Circular,

along with accompanying materials, require your immediate attention.

July 10, 2012

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting of shareholders of Aeterna Zentaris Inc. (the Corporation or Aeterna Zentaris) will be held at the offices of Norton Rose Canada LLP, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada on Wednesday, August 15, 2012, at 9:30 a.m. (Montreal time) for the following purposes:

1.	to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular; and

2.	to transact such other business as may properly come before the meeting.

The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is July 10, 2012.

The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the share consolidation.

As shareholders of Aeterna Zentaris, it is very important that you read these materials carefully and vote your shares, either by proxy or in person at the meeting.

By order of the Board of Directors,

Elliot Shapiro

Corporate Secretary

Montreal, Quebec, Canada, July 10, 2012

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.

Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1 – INTRODUCTION

This management information circular (the Circular) is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the Corporation or Aeterna Zentaris) for use at the special meeting of shareholders of the Corporation (the Meeting) and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding the Corporation’s common shares (the Common Shares) in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions.

Information contained in this Circular is given as of July 10, 2012 unless otherwise specifically stated.

SECTION 2 – INFORMATION CONCERNING VOTING AT THE MEETING

2.1	Your Vote is Important

As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These securityholder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.

2.2	Voting

You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.

You can choose from among three different ways to vote your Common Shares by proxy:

1.	by telephone;
2.	on the Internet; or
3.	by mail.

The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3	How to Vote — Registered Shareholders

You are a registered shareholder if your name appears on your share certificate. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada (Computershare) by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

By Telephone

Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call toll-free in Canada 1-866-732-VOTE (8683) and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on August 13, 2012.

On the Internet

Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on August 13, 2012.

By Mail

Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare’s principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on August 13, 2012 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 16 of this Circular.

If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

Please see the section titled “Completing the Form of Proxy” for more information.

In Person at the Meeting

You do not need to complete or return your form of proxy.

You will be required to register your attendance and presence at the Meeting upon arrival at the registration desk.

2.4	How to Vote — Non-Registered Shareholders

The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

You are a non-registered shareholder (a Beneficial Owner) if your bank, trust company, securities broker or dealer or other financial institution or intermediary (your nominee) holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

There are two kinds of Beneficial Owners: those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners). Issuers can request and obtain a list of their NOBOs from their nominees via their transfer agents, pursuant to National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuers (NI 54-101) and issuers can use this

NOBO list for distribution of proxy-related materials directly to NOBOs. Aeterna Zentaris has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent, Computershare. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by any other voting methods described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.

With respect to OBOs, non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including NI 54-101, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

By Proxy

Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions via the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

In Person at the Meeting

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

All references to “shareholders” in this Circular are to registered shareholders unless specifically stated otherwise.

2.5	Completing the Form of Proxy

You can choose to vote “FOR” or “AGAINST” with respect to the approval of a special resolution (the Special Resolution) authorizing an amendment to the Corporation’s restated articles of incorporation, if and when the Board of Directors of the Corporation (the Board of Directors or the Board) shall deem appropriate to do so, but in any event no later than December 31, 2013, to effect the share consolidation of the outstanding Common Shares of the Corporation, at a share consolidation ratio to be determined by the Board but within the range of one (1) postconsolidation share for every two (2) pre-consolidation shares to one (1) post-consolidation share for every eight (8) preconsolidation shares (the Share Consolidation) and “FOR” or “AGAINST” with respect to all other matters to be voted upon, if any. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

When you sign the form of proxy without appointing an alternate proxyholder, you authorize Juergen Ernst or Juergen Engel, respectively the Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.

Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of the approval of the Special Resolution, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.

A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.

If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer or attorney must sign the form of proxy.

2.6	Changing your Vote

In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing and deposited either at the Montreal office of the Corporation’s registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at the Corporation’s registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

SECTION 3 – VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1	Voting Shares and Quorum

As of July 10, 2012, there were 111,781,163 issued and outstanding Common Shares. Shareholders on record on July 10, 2012 are entitled to receive notice of and vote at the Meeting. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after July 10, 2012 during usual business hours at the Montreal office of the Corporation’s registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting.

A quorum is present at the Meeting if the holder or holders of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

3.2	Principal Shareholders

As of July 10, 2012, to the knowledge of the officers and directors of the Corporation based on shareholders’ public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4 – PROPOSED SHARE CONSOLIDATION BY WAY OF ARTICLES OF AMENDMENT

4.1	Introduction

The Corporation is asking shareholders to authorize the Board of Directors to effect, in its discretion, a Share Consolidation (or reverse stock split) of the outstanding Common Shares, at a consolidation ratio of between 2-for-1 and 8-for-1, by filing Articles of Amendment to the Corporation’s restated articles of incorporation, subject to the Board of Directors’ authority to decide not to proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation.

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

The Corporation’s Board of Directors, in its discretion, may elect to effect any ratio for the Share Consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to the filing of Articles of Amendment. Alternatively, the Board of Directors will retain the authority to determine in its discretion not to proceed with the Share Consolidation. The Corporation believes that the availability of a range of Share Consolidation ratios will provide it with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for the Corporation and its shareholders. In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of shareholder approval, the Board of Directors may consider, among other things, factors such as:

•	the historical trading prices and trading volume of the Common Shares;

•	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

•	the outlook for the trading price of the Common Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•	the Corporation’s ability to continue its listing on the NASDAQ Stock Market (the NASDAQ);

•	the greatest overall reduction in the Corporation’s administrative costs; and

•	prevailing general market and economic conditions.

At the close of business on July 10, 2012, the closing price of the Common Shares on the Toronto Stock Exchange (the TSX) was CAN$0.495 and the closing price of the Common Shares on the NASDAQ was US$0.49. There were 111,781,163 issued and outstanding Common Shares on such date. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, assuming Share Consolidation ratios of 2-for-1 and 8-for-1, we would have approximately 55.9 million and 14.0 million Common Shares issued and outstanding, respectively (without giving effect to the treatment of fractional shares). The Corporation does not expect the Share Consolidation itself to have any economic effect on shareholders, warrantholders or holders of stock options, except to the extent the Share Consolidation will result in fractional shares as discussed below.

4.2	Background and Reasons for the Share Consolidation

The Corporation’s Board of Directors is seeking authority to implement the Share Consolidation because it believes that the Share Consolidation may be the most effective means of avoiding a potential delisting of the Corporation’s Common Shares from The NASDAQ Global Market, on which they are currently listed and quoted for trading in the United States.

Pursuant to the requirements of NASDAQ, to remain eligible for continued listing on NASDAQ, a security must have a bid price of at least US$1.00 per share. On May 16, 2012, the Corporation received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, the Corporation was not in compliance with NASDAQ Listing Rule 5450(a)(1) (the Rule). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), the Corporation has been provided a grace period of 180 calendar days, or until November 12, 2012, to regain compliance with the Rule.

The Corporation can regain compliance with the Rule if the bid price of the Common Shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require the Corporation to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that the Corporation has demonstrated the ability to maintain long-term compliance with the Rule.

If the Corporation does not regain compliance within the initial 180-day period, but otherwise meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, except for the bid price requirement, and the Corporation provides NASDAQ with notice of its intention to cure the bid price deficiency, the NASDAQ rules may permit the Corporation to transfer to The NASDAQ Capital Market, which would give the Corporation an additional 180 calendar days to regain compliance. If the Corporation is not eligible for an additional compliance period, NASDAQ will notify the Corporation that its securities are subject to delisting. At that time, the Corporation may appeal this determination to delist its securities to a Listing Qualifications Panel.

If the Corporation’s Common Shares were delisted from NASDAQ, the Common Shares then would be eligible for quotation on the Over-The-Counter (OTC) Bulletin Board maintained by NASDAQ, on another over-the-counter quotation system or on the “pink sheets.” If that occurs, the liquidity and marketability of the Common Shares would decrease. As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Common Shares. In addition, if the Common Shares were to be delisted and the trading price of the Common Shares were to continue to be less than US$1.00 per share, trading in the Common Shares would be subject to certain rules under the Exchange Act (as defined below) which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” involving persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in the Common Shares, which might further affect the liquidity of the Common Shares. Such delisting and continued and further declines in the market price of the Common Shares also could greatly impair the Corporation’s ability to raise additional financing, if needed, through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by the Corporation issuing equity in financing or other transactions. For the these reasons, management believes that current and prospective investors will view an investment in the Common Shares more favorably if the Common Shares remain listed on The NASDAQ Global Market than if the Common Shares trade on the OTC Bulletin Board or similar trading systems.

In addition to the objective of avoiding delisting from the NASDAQ, the Corporation believes that the Share Consolidation could heighten the interest of the financial community in the Corporation and potentially broaden the pool of investors that may consider investing or be able to invest in the Corporation by increasing the trading price of the Common Shares and decreasing the number of outstanding Common Shares. It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

4.3	Shareholder Approval Requirement for the Share Consolidation

In the event shareholders approve the Share Consolidation, it is the intention of the Corporation to file Articles of Amendment giving effect thereto on the basis set out in the Special Resolution reproduced under Section 4.13 below. The effective date of the Share Consolidation will be the date of issuance of the Certificate of Amendment by the Director under the Canada Business Corporations Act (the CBCA) and such date is referred to as the “Share Consolidation Effective Date”. On the Share Consolidation Effective Date, the Common Shares will be consolidated on the basis described above.

4.4	Certain Risk Factors Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of the Corporation’s Common Shares will also be based on its financial and operational results, its financial position, including its capital availabilities and liquidity resources, the development of its product pipeline, market conditions, the market perception of its business and other factors, which are unrelated to the number of shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet the NASDAQ’s minimum bid price requirement. Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on The NASDAQ Global Market or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation and thus the total market capitalization of the Corporation’s Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation.

While the Corporation believes that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the Share Consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.

If the Share Consolidation is effected and the market price of the Corporation’s Common Shares declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. In many cases, both the total market capitalization of a company and the market price of such company’s common shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the reduced number of Common Shares that would be outstanding after the Share Consolidation could adversely affect the liquidity of the Common Shares.

The Share Consolidation will, in all likelihood, also result in some shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

The Share Consolidation may result in an immaterial level of dilution for certain shareholders as any and all fractional shares to which a registered shareholder would otherwise become entitled as a result of the Share Consolidation will be aggregated and sold by the Corporation’s transfer agent and registrar on the market, with the proceeds therefrom being proportionately distributed to registered shareholders.

These are only some of the risks associated with the Share Consolidation. Further risks regarding the Corporation are disclosed in the Corporation’s annual report on Form 20-F for the financial year ended December 31, 2011 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form) under the heading “Risks Factors” as updated from time to time in the Corporation’s quarterly management’s discussion and analysis under the heading “Risks Factors and Uncertainties”, available at www.sedar.com or in the Corporation’s interim financial reports furnished to the United States Securities and Exchange Commission on Form 6-K and available at www.sec.gov/edgar.shtml.

4.5	Effects of the Share Consolidation

4.5.1	General

If the Share Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding Common Shares, based on the Share Consolidation ratio selected by the Board of Directors from approximately 111.8 million Common Shares as of July 10, 2012 to between approximately 14.0 million and 55.9 million Common Shares, depending on the ratio selected by the Board of Directors.

The Corporation’s Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Share Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of the Exchange Act, and except as described herein, the Common Shares will continue to be listed on NASDAQ and the TSX under the symbols “AEZS” and “AEZ”, respectively, although the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers. The Share Consolidation is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Further, the Share Consolidation may, if implemented by the Board of Directors, occur whether or not the Corporation’s Common Shares continue to be listed on NASDAQ. If the Corporation’s Common Shares are listed on NASDAQ at the time that the Share Consolidation is implemented, the Corporation currently intends to seek to maintain listing on NASDAQ for the Common Shares after the Share Consolidation.

Proportionate voting rights and other rights of the holders of the Common Shares will not be affected by the Share Consolidation, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the Share Consolidation Effective Date will generally continue to hold 2% of the voting power attached to the Common Shares stock immediately after the Share Consolidation Effective Date. The number of registered shareholders will not be affected by the Share Consolidation (except to the extent any are cashed out as a result of holding fractional shares).

If the Share Consolidation is approved and implemented, the number of Common Shares underlying stock options under the Corporation’s Stock Option Plan as well as the applicable exercise price(s) thereof, and the number of Common Shares underlying the Warrants (as defined below) as well as the applicable exercise price(s), will be adjusted based on the consolidation ratio selected by the Board of Directors. See “Effect of Share Consolidation on Convertible Securities – Effect on Stock Options” and “Effect of Share Consolidation on Convertible Securities – Effect on Warrants” below.

If approved and implemented, the Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares. The Board of Directors believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

4.6	Effect on Non-registered Shareholders

Non-registered shareholders holding their Common Shares through a nominee should note that such nominee may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Common Shares with a nominee and if you have questions in this regard, you are encouraged to contact your nominee.

4.7	Effect of Share Consolidation on Convertible Securities

4.7.1	Effect on Stock Options

As at July 10, 2012, the Corporation had 8,630,968 outstanding options to acquire Common Shares under its Stock Option Plan. The Stock Option Plan provides that the Board of Directors may, in the context of a share consolidation, adjust the number of Common Shares underlying stock options as well as the applicable exercise price(s), provided it shall have received the requisite regulatory approvals prior to effecting such adjustments.

Shareholder approval is not required in order for the Board of Directors to make the necessary adjustments to the number of Common Shares underlying stock options as well as the applicable exercise price(s) in order to give effect to the Share Consolidation.

4.7.2	Effect on Warrants

As at July 10, 2012, the Corporation had outstanding warrants to acquire 8,752,868 Common Shares (collectively, the Warrants). The terms of each of the Corporation’s outstanding Warrants requires that adjustments be made to both the number of Common Shares underlying the Warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the Warrants. In addition, the Corporation will, in accordance with the terms of the Warrants and in the event the Share Consolidation is implemented, deliver to each holder of Warrants a confirmation of the post-consolidation number of Common Shares underlying the Warrants as well as the adjusted exercise price(s).

4.8	Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing their old Common Shares for new share certificates representing the new post-consolidation Common Shares or, alternatively, a Direct Registration System (DRS) Advice/Statement representing the number of post-consolidation shares they hold following the share consolidation. DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate.

In the event the Share Consolidation is implemented, the Corporation (or its transfer agent) will mail to each registered shareholder a letter of transmittal addressed to the Corporation and its transfer agent, which each registered shareholder will need to sign and complete following the Corporation’s announcement of the Share Consolidation Effective Date. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s Common Shares. The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-consolidation Common Shares to which the registered shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation shares they hold following the Share Consolidation. Until surrendered to the transfer agent, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any. Beneficial shareholders should contact their intermediaries (securities brokers, dealers, banks, financial institutions, etc.) with respect to the Share Consolidation.

Until surrendered as contemplated herein, a registered shareholder’s old share certificate(s) shall be deemed as of and after the Share Consolidation Effective Date to represent the number of full Common Shares resulting from the Share Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to Computershare is the responsibility of the shareholder and neither Computershare nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by Computershare.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL REQUESTED TO DO SO.

4.9	No Fractional Shares

No certificates representing fractional shares will be issued or delivered if, as a result of the Share Consolidation, a registered shareholder would otherwise become entitled to a fractional Common Share. Any and all such fractional shares will be aggregated and sold by the Corporation’s transfer agent and registrar on the market, with the proceeds therefrom being proportionately distributed to registered shareholders. After the Share Consolidation, then current registered shareholders will have no further interest in the Corporation with respect to their fractional Common Shares and such shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares other than the right to receive payment therefor as described herein. The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of three (3) if, for illustrative purposes only, the Share Consolidation ratio is 3-for-1. This is not, however, the purpose for which the Corporation is proposing to effect the Share Consolidation.

4.10	No Dissent Rights

Under the CBCA, shareholders do not have dissent rights with respect to the proposed Share Consolidation.

4.11	Accounting Consequences

Following the Share Consolidation, net income or loss per share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation would be recast to give retroactive effect to the Share Consolidation.

4.12	Certain Tax Consequences of the Share Consolidation

4.12.1	Certain Canadian Federal Income Tax Consequences of the Share Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the Tax Act) generally applicable to a holder of the Corporation’s Common Shares whose shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is a resident of Canada, holds its shares as capital property and deals at arm’s length and is not affiliated with the Corporation (a Canadian Holder). Generally, the Common Shares will be considered to be capital property to a Canadian Holder provided the Canadian Holder does not hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Canadian Holders whose Common Shares might not otherwise be capital property may, in certain circumstances, be entitled to have the Common shares, and all other “Canadian securities” as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Canadian Holder: (a) that is a “financial institution” as defined in Tax Act for the purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; or (d) that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to determine its Canadian tax results in a currency other than Canadian currency. Any such Canadian Holder to which this summary does not apply should consult its own tax advisor.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the Regulations), and Canadian counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the Tax Proposals), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental, administrative or legislative action or interpretation, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

A Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, other than with respect to a cash payment received on the sale of a fractional share as discussed below. The aggregate adjusted cost base to a Canadian Holder of all its Common Shares (including any fractional share received as a result of the Share Consolidation and sold on behalf of the holder) will be the same after the Share Consolidation as it was before the Share Consolidation.

A Canadian Holder who receives a cash payment on the sale of a fractional share following the Share Consolidation will realize a capital gain (or a capital loss) to the extent that the cash received for the fractional share, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such fractional share to the Canadian Holder. Generally, a Canadian Holder will be required to include one-half of the amount of any capital gain (taxable capital gain) in income in the year of disposition, and will be required to deduct one-half of the amount of any capital loss (allowable capital loss) realized in the year from taxable capital gains realized in the taxation year of disposition. If allowable capital losses for the year of disposition exceed taxable capital gains for the year, such excess may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

In general, a capital loss otherwise arising upon the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received, or are deemed to have been received, on such share, or on any share which was converted into or exchanged for such share, to the extent and under circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the noon exchange rate published by the Bank of Canada on the relevant day or, if there is no such rate quoted for the particular day, the closest preceding day for which such a rate is quoted or, in certain cases, another rate of exchange that is acceptable to the Minister of Revenue of Canada.

4.12.2	Certain Material United States Federal Income Tax Consequences of the Share Consolidation

The following discussion is a general summary of certain material U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such corporations; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) holders subject to the alternative minimum tax; (xii) U.S. expatriates; and (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a U.S. Holder is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A Non-U.S. Holder is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Share Consolidation, except with respect to cash received in lieu of a fractional Common Share, as discussed below. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered (excluding any portion of such basis that is allocated to any fractional Common Share), and such U.S. Holder’s holding period (i.e., acquired date) in the Common Shares received should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. A U.S. Holder that receives cash in lieu of a fractional Common Share pursuant to the Share Consolidation should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s tax basis in the Common Shares surrendered that is allocated to such fractional Common Share. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares surrendered exceeded one year at the Share Consolidation Effective Time.

Information Reporting and Backup Withholding

Information returns generally will be required to be filed with the IRS with respect to the receipt of cash in lieu of a fractional Common Share pursuant to the Share Consolidation in the case of certain U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax on the payment of such cash if the U.S. Holder is not otherwise exempt and it (i) fails to furnish a Taxpayer Identification Number (TIN) for use in reporting information to the IRS; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to report properly payment of interest or dividends; or (iv) fails to certify in the manner required, under penalties of perjury, that it has furnished the correct TIN, that it is a U.S. person and that it is not subject to backup withholding. Under current law, the backup withholding rate is 28% through 2012, and 31% thereafter. Backup withholding is not an additional tax. Any amounts withheld from a U.S. Holder under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should be subject to tax in the manner described above under “U.S. Holders,” except that any capital gain realized by a Non-U.S. Holder as a result of receiving cash in lieu of a fractional Common Share generally should not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder’s permanent establishment in the United States). Non-U.S. Holders subject to U.S. federal income tax with respect to gain recognized as a result of receiving cash in lieu of a fractional Common Share generally will be taxed on such gain in the same manner as if they were U.S. Holders although, under certain circumstances, non-U.S. corporations may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

In general, backup withholding and information reporting will not apply to payment of cash in lieu of a fractional Common Share to a Non-U.S. Holder pursuant to the Share Consolidation if the Non-U.S. Holder certifies in the manner required that it is a Non-U.S. Holder and neither the Corporation nor its transfer agent has actual knowledge to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS. In certain circumstances the amount of cash paid to a Non-U.S. Holder in lieu of a fractional Common Share and certain other information may be reported to the IRS.

4.13	Special Resolution

The CBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of the shareholders of that corporation, being a majority of not less than two-thirds ( 2/3) of the votes cast by the shareholders who voted in respect of that resolution. The text of the Special Resolution to be voted on at the Meeting by the shareholders is set forth below:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.	the Restated Articles of Incorporation of the Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of no more than (A) one (1) new Common Share for each eight (8) existing Common Shares of the Corporation and no less than (B) one (1) new Common Share for each two (2) existing Common Shares of the Corporation (the Share Consolidation), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board of Directors when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, but in any event not later than December 31, 2013, subject to approval of the Toronto Stock Exchange;

2.	any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3.	notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Corporation; and

4.	any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The Board of Directors believes that the proposed Share Consolidation is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Special Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolutions set forth above at the Meeting.

SECTION 5 – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, the Corporation is not aware that any of its “informed persons” has had an interest in any material transaction carried out since the beginning of the Corporation’s last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 6 – AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of the Corporation. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.

SECTION 7 – ADDITIONAL INFORMATION

The Corporation will provide the following documents to any person or company upon request to the Chief Financial Officer of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5:

(i)	one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii)	one copy of this Circular.

In addition, the Corporation’s annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation’s public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Web sites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to the Corporation is provided in its audited consolidated financial statements and Management’s Discussion and Analysis thereon for the financial year ended December 31, 2011.

SECTION 8 – MAIL SERVICE INTERRUPTION

If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 4820-52 Street S.E. Calgary, Alberta T2B 3R2	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy’s Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8
Ontario 11th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830, 510 Burrard Street Vancouver, British Columbia V6C 3B9	Manitoba 201 Portage Avenue Winnipeg, Manitoba R3B 3K6

SECTION 9 – DIRECTORS’ APPROVAL

The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.

Dated at Montreal, Quebec, Canada, July 10, 2012.

Elliot Shapiro Corporate Secretary

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec, Québec, Canada    T  418 652-8525    F  418 948-9191

www.aezsinc.com